UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
Target Hospitality Corp.
(Name of Issuer)
Common Stock, par value $0.0001 per share
(Title of Class of Securities)
87615L107
(CUSIP Number)

March 25, 2024
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87615L107	13G

1	NAMES OF REPORTING PERSONS
CONVERSANT CAPITAL LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
5,042,960

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
5,042,960

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,042,960

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO, IA

CUSIP No. 87615L107	13G

1	NAMES OF REPORTING PERSONS
CONVERSANT OPPORTUNITY MASTER FUND LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
5,042,960

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
5,042,960

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,042,960

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 87615L107	13G

1	NAMES OF REPORTING PERSONS
CONVERSANT GP HOLDINGS LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
5,042,960

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
5,042,960

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,042,960

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 87615L107	13G

1	NAMES OF REPORTING PERSONS
MICHAEL SIMANOVSKY

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
UNITED STATES

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
5,042,960

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
5,042,960

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,042,960

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

Item 1. (a)	Name of Issuer

The name of the issuer is Target Hospitality Corp. (the “Company”).

Item 1. (b)	Address of Issuer’s Principal Executive Offices

The Company’s principal executive offices are located at 9320 Lakeside Boulevard, Suite 300, The Woodlands, TX 77381.

Item 2. (a)	Name of Person Filing

This statement is filed by:

(i) Conversant Opportunity Master Fund LP, a Cayman Islands exempted limited partnership (“Opportunity Master”);

(ii) Conversant GP Holdings LLC, a Delaware limited liability company (“Conversant GP”), which serves as the general partner of Opportunity Master;

(iii) Conversant Capital LLC, a Delaware limited liability company (“Conversant Capital”), which serves as the investment manager to Opportunity Master; and

(iv) Michael Simanovsky, an individual, who serves as sole managing member of Conversant GP and Conversant Capital.

Opportunity Master, Conversant GP, Conversant Capital, and Mr. Simanovsky are hereinafter sometimes collectively referred to as the “Reporting Persons.” Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

The Reporting Persons are filing this statement jointly with respect to the same securities as contemplated by Rule 13d-1(k)(1), not as members of a group.

Item 2. (b)	Address of Principal Business Office or, if None, Residence

The principal business address for each of the Reporting Persons is 25 Deforest Ave., Summit, NJ 07901.

Item 2. (c)	Citizenship

Opportunity Master is organized under the laws of the Cayman Islands.  Conversant GP and Conversant Capital are organized under the laws of the State of Delaware.  Mr. Simanovsky is a citizen of the United States of America.

Item 2. (d)	Title of Class of Securities

Common Stock, $0.0001 par value per share (“Common Stock”).

Item 2. (e)	CUSIP Number

The CUSIP number for the Common Stock is 87615L107.

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

Not Applicable.

Item 4.	Ownership

The information in Items 5 through 9 and Item 11 on the cover pages to this Schedule 13G is hereby incorporated by reference.

The percentages used herein are calculated based upon 100,520,429 shares of Common Stock reported to be outstanding on March 8, 2024 in the Form 10-K filed by the Company with the Securities and Exchange Commission on March 13, 2024.

As previously disclosed in its filings on Form 13F, Conversant Capital LLC has owned a substantial position in the Company Common Stock for approximately two years, in the form of shares of Common Stock and options to purchase shares of Common Stock. As long-term investors in the Company, the Reporting Persons closely monitor developments regarding the shares of Common Stock. The reporting persons are aware that TDR Capital LLP (“TDR”) has made an unsolicited non-binding proposal to the Board of Directors of the Company pursuant to which Arrow proposes to take the Company private by acquiring all of the outstanding shares of Common Stock, other than those already owned by any of Arrow, any investment fund managed by TDR or their respective affiliates. The Reporting Persons intend to review that proposal and any other proposals made in connection with their evaluation of their investment in the Company to evaluate whether any such proposal is in the Reporting Persons’ best interests.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

The information in Item 2 is hereby incorporated by reference.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 26, 2024

CONVERSANT OPPORTUNITY MASTER FUND LP

By:	Conversant GP Holdings LLC

/s/ Paul Dumaine
	Name:	Paul Dumaine
	Title:	General Counsel and Chief Compliance Officer

CONVERSANT GP HOLDINGS LLC

By:	/s/ Paul Dumaine
	Name:	Paul Dumaine
	Title:	General Counsel and Chief Compliance Officer

CONVERSANT CAPITAL LLC

By:	/s/ Paul Dumaine
	Name:	Paul Dumaine
	Title:	General Counsel and Chief Compliance Officer

MICHAEL SIMANOVSKY
/s/ Paul Dumaine
Paul Dumaine, Attorney-in-fact for Michael J. Simanovsky